Mail Stop 6010

July 29, 2008

Gary Siegel
Vice President, Finance
Genta Incorporated
200 Connell Drive
Berkeley Heights, NJ 07922

> **Re: Genta Incorporated**
> **Schedule 14A**
> **Filed July 2, 2008**
> **File No. 000-19635**

Dear Mr. Siegel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that if the charter amendment occurs, upon conversion current stockholders could own less than two percent of the outstanding common stock of the company. Even taking into consideration the 4.999% ownership caps you mention, it is still possible that company ownership could become much more concentrated in the hands of fewer stockholders. Please state whether or not this is a step or part of a plan or arrangement to take the company private. Also, state your intentions regarding continuing to remain an Exchange Act reporting company. See Exchange Act Rule 13(e)(3).

2. Please include a disclosure to shareholders of the recent delisting of Genta
    common stock from trading on the NASDAQ Stock Market.

3. Please include the financial disclosures required by Item 13(a) of Schedule 14A.
    We note that you contemplate providing a copy of your annual report on Form 10-
    K for December 31, 2007 along with the proxy statement. You should explicitly
    incorporate by reference this report in the proxy statement. Also, you should
    incorporate by reference and furnish your latest report on Form 10-Q and include
    pro forma financial statements, and ensure that you provide all of the disclosure
    required by Item 13(a) of Schedule 14A.

4. Throughout the proxy statement, you state that if you do not amend the Restated
    Certificate of Incorporation that you will be in default under the securities
    purchase agreement, which could have a harmful effect on the company. Please
    expand your disclosure to explain all of the rights the holders of the notes will
    have if the certificate is not amended and a default occurs. For example, we note
    that Section 2.2 of the note appears to give the holders the right to demand
    immediate repayment of the principal in those circumstances.

5. In the answer to the penultimate question on page 3 regarding changing votes or
    revoking proxies, you mention that a stockholder can change his or her vote with
    a later telephone proxy. Please state the deadline for making such a change.

6. In the answer to the penultimate question on page 4 regarding failure to instruct
    the broker on how to vote, you state that the charter amendment is a routine
    matter. Supplementally, please explain to us the basis for your apparent
    conclusion that the charter amendment is a routine matter on which a broker may
    vote in its discretion absent instructions from the beneficial owner of the shares of
    common stock.

Proposal One, page 5

7. Please provide the five years of biographical information required by Item 401(e)
    of Regulation S-K, including the dates of the respective principal occupations and
    employment of each of the directors. Please ensure that you have provided
    similar disclosure for each executive officer, starting on page 17.

Proposal Two, page 8

8. In your explanation of the proposed amendment to your restated certificate of
    incorporation, as amended, to increase the authorized number of shares of capital
    stock available for issuance, and the accompanying Board recommendation to
    approve such amendment, you state, "Approval of the proposed amendment and
    any issuance of Common Stock would not affect the rights of the holders of our
    Common Stock currently outstanding, except for the effects incidental to

increasing the outstanding number of shares of Common Stock, such as dilution of earnings per share and voting rights of current holders of our Common Stock."

However, in the section entitled, <u>Effect of the Subsequent Closing on Existing Stockholders</u>, on page 11, you explain that, should each investor elect to exercise their option to convert the Notes into Common Stock of the Company, the issuance of such shares, "will have a significant dilutional affect of the voting interests of Existing Stockholders. This issuance would also have a dilutive affect on earnings per share and may adversely affect the market price of our common stock."

It appears to us that the amendment's effects could be very significant, rather than merely incidental. Please revise throughout to describe the significant effects the amendment could have and to consistently articulate their importance, rather than characterizing them as incidental.

9. It appears that some of your executive officers and directors have an interest in this proposal. For example, we note that two of your executive officers purchased convertible notes. We further note that some of your executive officers will receive payments as a result of the financing. Please create a new subsection in which you describe the interests of these persons in this proposal. In that subsection, please provide all of the disclosure required by Item 5 of Schedule 14A.

10. In the fourth paragraph on page 8, you state that you may use some of the shares you are asking stockholders to authorize to expand your business or product lines through the acquisition of other businesses or products; establishing strategic relationships with other companies, etc. Please state whether or not you have any specific plans, arrangements, understandings or agreements to issue shares in connection with any of these listed or other prospective activities that you have not otherwise discussed in the proxy statement.

<u>Description of the Transaction, page 9</u>

11. Please state whether or not there are any registration rights pertaining to the notes or the shares underlying the notes.

<u>Effect of the Transaction on the Investors, page 10</u>

12. Please clarify the significance of footnote (3) to this section. The statement preceding the footnotes states, "The following footnotes shall apply to each of the foregoing tables"; however, there is no corresponding footnote (3) in either of the foregoing tables.

Why We Entered Into This Transaction, page 12

13. Please state whether or not the board of directors believes the financing and charter amendment are fair to and in the best interests of the non-affiliated stockholders. Also, describe what factors the board of directors considered in reaching its apparent conclusion that the transactions are fair to the non-affiliated stockholders.

14. Please disclose what if any steps or actions the board undertook to determine that the valuation at which it sold the securities was fair and appropriate. Was it advised by a financial adviser? Did any advisers deliver opinions regarding fairness or valuation?

Compensation of Directors, page 16

15. In footnote 2, please disclose or cross-reference the assumptions you used to make your FAS 123R calculations.

Certain Relationships and Related Transactions, page 16

16. Please elaborate on the policies and procedures for the review and approval of the related party transactions with Dr. Warrell and Dr. Itri disclosed in this section, according to the provisions of Item 404(b) of Regulation S-K, as required by Item 7 of Schedule 14A.

Compensation Discussion and Analysis, page 22

17. In your discussion of the September 2007 Retention Stock Option Grants you explain that, "the Committee approved the 2007 Stock Incentive Plan, contingent upon shareholder approval in 2008". However, on both page 62 of your Form 10-K for the period ending 12/31/2007, filed on 3/17/2008, and on page 13 your Form 10-Q for the period ending 3/31/2008, filed 5/8/2008, you state that these grants are, "conditioned upon receipt of such approval on or before September 17, 2008. Should such shareholder approval not be obtained on or before such date, the plan will terminate and any awards granted pursuant to the plan will terminate and cease to be outstanding."

Given that the September 2008 deadline for shareholder approval of these grants is nearing, and that approval for these grants is not proposed in this Proxy, please discuss herein or elsewhere in your discussion of Compensation Discussion and Analysis, any risks or anticipated consequences of termination of these grants. Also, tell us why you have yet to seek stockholder approval of the plan and when you plan to do so.

18. In this section, you describe various change of control and other similar

provisions of plans and agreements, for example under the bonus plan. You also state that executive officers were entitled to receive greater compensation upon the raising of capital, etc. In each case, please state what the effect of the note offering and conversion of the notes would have as they relate to these various provisions.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mike Rosenthall at (202) 551-3674 or Michael Reedich at (202) 551-3612 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Emilio Ragosa
       Morgan, Lewis & Bockius LLP
       502 Carnegie Center
       Princeton, NJ 08540